UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2016

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Business (Preliminary) Results

ø The preliminary results shown in this table may differ from the final results

1. Details (Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in millions of Won, %)		Current Period (Third quarter of 2016)	Previous Period (Second quarter of 2016)	Changes (%)	Year to Year Comparison (Third quarter of 2015)	Changes (%)
Operating Revenue	Quarterly Results	4,243,804	4,267,289	-0.55	4,261,360	-0.41
	Year-to-date (“YTD”) Results	12,739,556	8,495,752	—	12,757,385	-0.14
Operating Income	Quarterly Results	424,300	407,364	4.16	490,628	-13.52
	YTD Results	1,233,790	809,491	—	1,306,154	-5.54
Profit from Continuing Operations Before Income Tax	Quarterly Results	431,173	364,750	18.21	554,842	-22.29
	YTD Results	1,532,047	1,100,874	—	1,630,447	-6.04
Profit for the Period	Quarterly Results	322,113	290,990	10.70	381,797	-15.63
	YTD Results	1,185,401	863,288	—	1,222,432	-3.03
Attributable To: Controlling Interests	Quarterly Results	325,102	290,135	12.05	382,251	-14.95
	YTD Results	1,187,084	861,982	—	1,222,585	-2.90

2. Details (Non-Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in millions of Won, %)		Current Period (Second quarter of 2016)	Previous Period (First quarter of 2016)	Changes (%)	Year to Year Comparison (Second quarter of 2015)	Changes (%)
Operating Revenue	Quarterly Results	3,101,786	3,091,988	0.32	3,141,772	-1.27
	YTD Results	9,292,034	6,190,249	—	9,418,994	-1.35
Operating Income	Quarterly Results	477,110	478,205	-0.23	466,200	2.34
	YTD Results	1,385,167	908,056	—	1,270,116	9.06
Profit Before Income Tax	Quarterly Results	406,049	380,455	6.73	490,835	-17.27
	YTD Results	1,252,179	846,130	—	1,188,977	5.32
Profit for the Period	Quarterly Results	324,583	284,143	14.23	361,591	-10.23
	YTD Results	990,933	666,350	—	889,374	11.42

3. Source of Data	Data Provider	IR Team, SK Telecom
	Provided for	Analysts and Institutional Investors
	Date of Provision	October 27, 2016 / 15:00(Seoul time)
	Location	SK Telecom Headquarters, Conference Room
	Organizing Team	IR Team, SK Telecom (+82-2-6100-2114)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Sunghyung Lee
(Signature)
Name: Sunghyung Lee
Title: Senior Vice President

Date: October 28, 2016

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